UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 7, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON OCTOBER 25, 2018

1.                                     Date, Time and Place: Held on October 25, 2018, at 08:30 a.m., at Street Fidêncio Ramos, no. 302, 3rd floor, Torre B, Vila Olímpia Corporate Building, Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.                                     Call notice: Members of the Board of Directors of Fibria Celulose S.A. (“Company”) were duly called pursuant to item 6 of the Internal Rules of the Board of Directors.

3.                                     Attendance: The majority of the members of the Board of Directors in attendance: Mers. José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Ernesto Lozardo, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto and Raul Calfat.  The absence of Mr. César Augusto Chaves Mendonça was justified.

4.                                     Presiding:                                    Mr. José Luciano Duarte Penido — Chairman of the Board of Directors.

Mrs. Claudia Elisete Rockenbach Leal — Secretary.

5.                                     Agenda: The members of the Company’s Board of Directors were present to the meeting to decide on: (i) the multiannual internal audit plan for the period of 2019 to 2023 and the details of the internal audit work for 2019; (ii) the Company’s strategic planning for the period from 2019 to 2028; and (iii) the receipt of the resignation letter presented by Mr. Paulo Fernando Fleury da Silva e Souza from the position of alternate member of the Company’s Board of Directors.

6.                                     Resolutions: After discussion and analysis of the matters included on the Agenda, the Board Members present decided to, without reservations and/or qualifications, by their unanimous vote:

(i)                                    Multiannual Plan of Internal Audit 2019-2023

Approve the Company’s multiannual internal audit plan for the period of 2019 to 2023, as well the detailed internal audit work for the fiscal year 2019, as recommended by the Company’s Statutory Audit Committee. The implementation of the Multiannual Internal Auditing Plan is part of the constant aim for the improvement of the Company’s corporate governance practices.

(ii)                                Strategic Plan

Approve the Company’s Strategic Planning for the years 2019 to 2028.

(iii)                            Resignation of member of the board of Directors

Register the receipt of the resignation letter submitted on September 28, 2018, by Mr. Paulo Fernando Fleury da Silva e Souza from the position of member of the Company’s Board of Directors, with effects as from the same date. Mr. Cesar Augusto Chaves Mendonça takes the position of Board member until the next Ordinary General Meeting, according to article 12, (ii) of the Company’s Bylaws.

At the end of the discussion of the agenda, the Board of Directors thanked the relevant contribution of Mr. Paulo Fernando Fleury da Silva e Souza for his participation as member of the Board of Directors.

7.                                     Closing: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by the members of the Board in attendance. Presiding Board: Mr. José Luciano Duarte Penido (Chairman) and Mrs. Claudia Elisete Rockenbach Leal (Secretary). Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Ernesto Lozardo; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt; Marcos Barbosa Pinto and Raul Calfat.

São Paulo, October 25, 2018.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido Chairman of the Board of Directors	Claudia Elisete Rockenbach Leal Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2018

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO